Exhibit 99.1
Waldencast plc Announces Fiscal Year 2022 Financial Results
January, 16, 2024 – New York, New York – Waldencast plc, (NASDAQ: WALD) (“Waldencast”), a global multi-brand beauty and wellness platform, today announced that it filed its annual report for the fiscal year ended December 31, 2022 on Form 20-F (“2022 20-F”) including restated financials for Fiscal Years 2021 and 2020 with the securities and exchange commission, which is also available on its investor relations site at https:/ir.waldencast.com/.

2022 Results Highlights

On July 27, 2022 (the “Closing Date”), Waldencast consummated the business combination (“Business Combination”) with Obagi Global Holdings Limited (“Obagi Skincare”) and Milk Makeup LLC (“Milk Makeup”). The results below set out certain key performance highlights for the business for the periods presented in the 2022 20-F. When reading the financial statements included in our Form 20-F and in this release, you should note there is a clear division between the “predecessor” periods that include consolidated financial statements up to the Closing Date and “successor” periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare’s financial statements. Please refer to our 2022 20-F for further information on our key accounting policies and restatements related to 2021 and 2020. Please also refer to the definitions and reconciliations set out further in this release with respect to certain adjusted non-GAAP measures discussed below.

•Net Revenue: U.S. GAAP net revenue was $92.4 million for the period July 28, 2022 to December 31, 2022 (“2022 Successor Period”) (of which $61.1 million was related to the Obagi Skincare segment and $31.3 million was related to the Milk Makeup segment), $73.8 million for the period January 1, 2022 to July 27, 2022 (“2022 Predecessor Period”) and $142.5 million for the year ended December 31, 2021 (“2021 Predecessor Period”).

•Combined Group Net Revenue of Obagi Skincare and Milk Makeup for the fiscal year ending December 31, 2022 was $207.4 million, up 9.4% vs. $189.5 million in the comparable period of the prior year.

•Combined Comparable Group Net Revenue of Obagi Skincare and Milk Makeup reached $184.3 million in 2022, up 9.3% vs. $168.6 million in 2021. The Combined Comparable Group Net Revenue for 2022 includes the following components:
◦the de-recognition of $44.5 million of sales related to Obagi Skincare’s Southeast Asia distributor in 2022, which relates to the shipments which the Southeast Asia distributor was not able to pay for during that period, partly due to delays in obtaining product registrations in Vietnam during the third quarter of 2022, which were subsequently obtained in the second quarter of 2023.
◦a deduction of $35.3 million resulting from revenue relating to certain services rendered by Obagi Skincare distributors, which are recognized as a reduction of revenue instead of an expense. This change did not have an impact on cash flow or net profit; and
◦a reduction of $11.2 million in revenue driven by a change in the revenue recognition criteria relating to the U.S. physician channel provider for Obagi Skincare, which is further described in the 2022 20-F.

Please refer to “Item 5. Waldencast’s Operating and Financial Review and Prospects” and "Item 8. Financial Information - Note 2. Restatement and Reclassifications” in the 2022 20-F for more information on the basis and impact of the restatement and changes in accounting policies on the relevant periods, including the items described above which were implemented for 2022, 2021 and 2020.

•Net Income/Loss and Adjusted EBITDA: the Company recognized a net loss of $(120.6) million during the 2022 Successor Period, $(21.1) million during the 2022 Predecessor Period and $(19.6) million during the 2021 Predecessor Period. The loss in the 2022 Successor Period includes the impact of a goodwill impairment for Obagi Skincare of $68.7 million, which was recognized shortly after the Business Combination based on management’s qualitative assessment. Adjusted EBITDA was $(16.0) million during the 2022 Successor Period, $0.1 million during the 2022 Predecessor Period and $20.6 million during the 2021 Predecessor Period.

•Combined Adjusted EBITDA was $(8.8) million in fiscal year 2022, versus $17.2 million in 2021. 2022 Combined Adjusted EBITDA was impacted by losses incurred within the Obagi Skincare segment as a result of: (i) the various challenges faced in connection with the Southeast Asia distributor ($4.3 million), (ii) an excess inventory provision ($6.4 million), and (iii) a loss related to the Obagi China Business which was carved-out at the time of the Business Combination ($8.7 million).

•Obagi Skincare: Combined Obagi Net Revenue for Obagi Skincare was $134.9 million in 2022, down 5.3% vs. $142.5 million in 2021. Combined Comparable Obagi Net Revenue was $111.8 million in 2022, down 8.0% versus $121.5 million in the prior year, excluding China related sales. Adjusted EBITDA for Obagi Skincare was $(9.8) million in 2022 vs. $20.6 million in 2021, reflecting the accounting adjustments and the one-time items mentioned above.

•Milk Makeup: Milk Makeup delivered a robust performance in 2022, achieving Combined Milk Net Revenue of $72.5 million, up 54% vs. $47.1 million in 2021. Milk Makeup also delivered its first year of positive Adjusted EBITDA in 2022 of $6.9 million vs $(3.4) million in 2021, even with a significant increase in planned sales and marketing investments.

•Liquidity: As of December 31, 2022, cash and cash equivalents were $8.7 million. As of the same date, we had available long-term credit lines of $220.7 million with $184.8 million of principal outstanding resulting in a Net Debt Position of $176.1 million. In September 2023, the Company successfully completed a $70 million private placement, which was partially used to fully repay the outstanding balance of the revolving credit facility, further enhancing its capital structure.

•Outstanding Shares1: As of December 31, 2023, the Company had 122,076,410 ordinary shares outstanding, consisting of 101,228,857 Class A ordinary shares outstanding and 20,847,553 Class B ordinary shares outstanding. Fully Diluted Shares increased to 129,695,296 million as of December 31, 2023, primarily driven by 14,000,000 million additional Class A ordinary shares issued in connection with the September 2023 private placement and 2,760,000 million ordinary shares granted as equity awards to employees. As of December 31, 2023, 70,245,039 Class A ordinary shares remain subject to contractual lock-up arrangements entered into in connection with the September 2023 private placement, of which (i) 10,401,884 are locked until March 14, 2024, (ii) 7,159,376 are locked until May 8, 2024, (iii) 31,205,649 are locked until September 14, 2024 and (iv) 21,478,130 are locked until November 8, 2024. Contractual lock-ups previously applying to former members of Milk Makeup and founders expired during the course of 2023. Further details regarding the duration of these lock-ups are set forth in our 2022 20-F.
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1 Diluted share count excludes management equity award pool not yet allocated. As of 12/31/23, the Company had reserved 4,922,262 ordinary shares for future issuances of employee incentive awards that increased on 1/1/24 to 8,584,554 ordinary shares as a result of the plan’s evergreen provision. Please see the reconciliation of ordinary shares outstanding to Fully Diluted Shares set out further in this report.

Management Commentary on Business Performance

Overview

Michel Brousset, Waldencast Founder and CEO, said: “In a period that saw strength in the cosmetics and skincare industry, fiscal 2022 was a disappointing year for Waldencast, with reported revenue and adjusted EBITDA negatively impacted by operating and business process issues at Obagi Skincare, which overshadowed a strong performance by Milk Makeup. In 2023, we acted swiftly to improve the fundamentals at Obagi Skincare and reposition the brand for profitable growth - reinstating product registrations required to conduct business in Southeast Asia, adding the right talent, organizational infrastructure and business practices, and continuing to invest in innovation. While 2023 turned out to be a transition year, we remain confident in our ability to deliver profitable growth supported by an elevated operating platform and robust industry trends for the categories we serve”.

“While the timeline to achieve our growth objectives has been lengthened, our vision for Waldencast remains unchanged: we aim to build a global best in class beauty and wellness platform that creates, acquires, accelerates, and scales the next generation of high growth, highly profitable, purpose driven brands. We are a beauty and wellness pure player, an operating platform built for both speed and agility, reimagining the beauty company of the future as the home of the brands of tomorrow that connect with consumer needs and their values” he continued.

“Accordingly, the completion of the important work needed to file our 2022 20-F, inclusive of the restatement of our 2021 and 2020 financials, marks a key milestone and critical step in our efforts to regain compliance with Nasdaq reporting requirements, ahead of our hearing with the Nasdaq Panel, and satisfaction of the delivery of financial information and related reports requirements under our credit facilities” he concluded.

The Company believes the beauty industry remains highly attractive, having demonstrated strong growth, profitability and resilience in 2022. Despite economic uncertainties, the prestige beauty category in the U.S. ended fiscal year 2022 with a growth of 15% against the prior year (Circana report) and great momentum, one of the fastest growing consumer categories2. Against this backdrop, we believe Waldencast is well positioned with leading brands in two of the largest, most promising and most resilient segments of the beauty market: prestige clean make-up and professional, science led skincare.

Obagi Skincare is a flagship, well established brand in the physician dispensed market, one of the most attractive sub-segments of premium skin care in the U.S. With its breakthrough technology and transformative clinically proven results, Obagi Skincare unlocks high loyalty from both consumers and physicians, and it is well positioned to answer the growing consumer need for high performance effective skin care, while also paving the way for Obagi Skincare to expand into other categories.

Milk Makeup is a leading, award winning prestige clean makeup brand with unique products, a strong following among Gen-Z consumers and an emerging global presence. Milk Makeup has built an organic following through a diverse and inclusive community known for its cultural relevance and iconic products. Milk Makeup is a leading clean make-up brand and in 2022 was the number two clean brand at Sephora U.S., bringing a relevant promise of cool, clean, make up that works – with clean make up being one of the fastest growing sub-segments in the beauty industry.

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2 Source: Circana, U.S. Prestige Beauty Total Measured Market, dollar sales, January-December 2022 vs. 2021.

Obagi Skincare

Obagi Skincare achieved U.S. GAAP net revenue of $61.1 million in the 2022 Successor Period, $73.8 million in the 2022 Predecessor Period and $142.5 million in the 2021 Predecessor Period. For the fiscal year ending December 31, 2022, Obagi Skincare achieved $134.9 million of Combined Obagi Net Revenue, down 5.3% versus $142.5 million in 2021. Excluding sales related to the China Business, Obagi Skincare achieved Comparable Obagi Net Revenue of $111.8 million in 2022, down 8.0% vs. $121.5 million in 2021. Adjusted EBITDA for Obagi Skincare was $(9.8) million in 2022 vs. $20.6 million in 2021, reflecting the significant accounting adjustments and the one-time items mentioned previously.

During fiscal year 2023, we implemented a series of initiatives relating to the Obagi Skincare business model in order to be better positioned to capture the opportunities in one of the fastest growing sub-segments of the skincare premium market by:
•elevating the Global Obagi Skincare leadership team with the addition of Jordan Meyer as President, Linda Esposito as Chief Financial Officer and Justin Giouzepis as Chief Marketing Officer – each of them possessing significant industry experience, leadership skills and business acumen to deliver on our international, multichannel and brand growth ambitions;
•building strong foundations for sustainable growth in the key strategic region of Southeast Asia through the acquisition of the Vietnam operations of the legacy Southeast Asia distributor and setting up the infrastructure to support a direct distribution model in the region, which is 10 times the size of the Vietnam market. The skincare market in southeast Asia is approximately $11 billion3 and growing rapidly and the Obagi Skincare brand has achieved widespread support from the dermatological community. As part of this initiative, we strengthened the senior leadership team with the hiring of Chris Driver, a seasoned professional with extensive global and South Asia region experience in the beauty business supported by Anne Tran, Obagi Skincare Country Manager in Vietnam and Do Thi Thanh Tam, Regional CFO, both bringing a wealth of expertise in the country and the category;
•building a stronger, future proof Brand, Marketing and Portfolio strategy and plans under the leadership of our new Chief Marketing Officer and the new global marketing organization to supercharge and fuel our Physician Channel growth. Our product innovation and expansion strategy combined with our digital and international acceleration are designed to enable Obagi Skincare to become the leading Physician Dispensed brand globally; and
•accelerating Obagi’s digitalization and online sales with the development and acceleration of our direct to consumer channel, obagi.com, as well as successfully internalizing the opportunity we see with Amazon to be managed directly in house and exiting Obagi’s legacy distributor.

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3 Source: Sales value of skin care in Southeast Asia* (USD Million) in 2023, Euromonitor, KPMG Analysis. Note: Southeast Asia countries include 9 countries, namely Cambodia, Indonesia, Laos, Maláyia, Myanmar, Philippines, Singapore, Thailand and Vietnam.

Despite disappointing 2022 financial results, our excitement towards the Obagi Skincare business is stronger than ever. We firmly believe that the measures we have taken since the Business Combination will result in the brand and our overall business being better positioned to implement our strategic initiatives and deliver long-term profitable growth. Since the Business Combination, our growth strategy for Obagi Skincare remains centered around three main levers:
•expanding our U.S. Physician channel penetration by improving our channel go-to market strategy and suite of services and support aimed at driving product adoption and utilization;
•expanding our portfolio breadth and depth by placing more of our Top 20 core products in existing doors and accelerating our innovation targeting unmet needs of both our Physicians and consumers such as the successful and incremental Nu-Cil Lash launch and expansion into Brow; and
•expanding the brand’s U.S. and international footprint by replicating U.S. successes in the right channels and geographies as well as accelerating the digitalization of the brand and its online reach.

Milk Makeup

Milk Makeup performed strongly in 2022 with Combined Milk Net Revenue of $72.5 million, 54% growth versus $47.1 million in the prior year, whilst delivering its first year of positive Combined Milk Adjusted EBITDA of $6.9 million in 2022 vs. $(3.4) million in 2021. Milk Makeup outperformed the market, which strongly rebounded after the pandemic, growing significantly faster than the overall beauty category.

In 2022, Milk Makeup demonstrated outstanding growth, both within North America and internationally, supported by the success of its product offering and successful marketing initiatives in line with its three strategic priorities:
•continue to disrupt the market with innovative products which offer high performance and clean utility and expand our portfolio footprint;
•double down on the brand’s unique and attractive DNA and accelerate its brand and product awareness to reach and connect with more consumers through increased marketing investments to expand its community; and
•continue building our “Gen Z” cult favorites while expanding our “next generational” values and footprint both domestically and internationally.

In 2023, Milk Makeup demonstrated ongoing strong performance, advancing on its key strategic goals via:
•successfully bringing market leading innovation with two high profile launches Pore Eclipse Powder and Contouring Sticks (successful extension to existing strong Pillars Pore Eclipse and Sticks) and the TikTok sensation Odyssey Lip Oil, whilst garnering a multitude of awards including two of the highly coveted Allure Best of Beauty awards;
•delivering high impact awareness by driving marketing campaigns both digitally on social media (e.g. TikTok) and through physical campaigns reaching their community in relevant touchpoints with relevant messaging; and
•expanding into high demand markets such as the U.K. with the launch into Space NK and being a brand anchor of the highly publicized Sephora brick and mortar launch in the U.K.

Financial Overview

In accounting for the Business Combination, Waldencast was deemed to be the accounting acquirer, and Obagi Skincare was deemed to be the predecessor entity for purposes of financial reporting. Under the acquisition method of accounting, Waldencast’s assets and liabilities retained their carrying values and the assets and liabilities associated with Obagi Skincare and Milk Makeup were recorded at their fair values measured as of the acquisition date, which created a new basis of accounting.

When reading the financial statements included in our 2022 20-F and in this release, you should note there is a clear division between the “predecessor” periods that include consolidated financial statements up to the Closing Date and “successor” periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare’s financial statements.

In addition, during the year ending December 31, 2023, management of the Company and the audit committee of Waldencast’s Board of Directors, with the assistance of legal and accounting advisors, conducted an internal review of certain accounting issues related to the recognition of revenue in Predecessor Periods, including issues related to the recognition of revenue from sales of Obagi Skincare products to Obagi’s Southeast Asia in Vietnam, transactions with other Obagi Skincare distributors both within and outside the U.S., as well as certain other accounting items. As a result of the review, the Board of Directors, upon the recommendation of the audit committee, concluded that financial statements for certain Predecessor Periods should no longer be relied upon. On that basis, the 2022 20-F contains restated consolidated balance sheets as of December 31, 2021 and consolidated statements of income (loss), cash flows and shareholders’ equity for the years ended December 31, 2021 and 2020. See “Item 5. Waldencast’s Operating and Financial Review and Prospects” and "Item 8. Financial Information-- Note 2. Restatement and Reclassifications.” in the 2022 20-F for more information on the basis and impact of the restatement.

Supplemental to the reported financial results set out in this section, management has also included certain key financial highlights for the business for the period covered in the 2022 20-F which include non-GAAP measures which management uses to describe the underlying performance of the business. Please refer to definitions of the non-GAAP measures below and reconciliation to the closest GAAP measure.

2022 20F Reported consolidated statements of operations and comprehensive income (loss)

	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31, 2021	Year ended December 31, 2020
			(As Restated)	(As Restated)
U.S. Dollars (in thousands)	Successor (Waldencast)	Predecessor (Obagi)
Net revenue (including related party net revenue of $17,219 in the Successor period)	$92,373	$73,760	$142,472	$94,428
Cost of goods sold (including related party costs of $5,128 in the Successor period)	60,657	30,868	55,037	29,096
Gross profit	31,716	42,892	87,435	65,332
Selling, general and administrative	88,926	55,549	82,968	60,421
Research and development	1,796	2,606	6,092	4,383
Loss on impairment of goodwill	68,715	—	—	—
Total operating expenses	159,437	58,155	89,060	64,804
Operating (loss) income	(127,721)	(15,263)	(1,625)	528
Interest expense, net	6,230	6,652	11,118	6,281
Change in fair value of derivative warrant liabilities (Note 10)	(6,793)	—	—	—
Loss on extinguishment of debt (Note 8)	—	—	2,317	—
Gain on PPP Loan forgiveness (Note 8)	—	—	(6,824)	—
Loss on write-off of loan receivable	—	—	2,555	—
Other (income) expense, net	(798)	(971)	(817)	11
Total other (income) expenses, net	(1,361)	5,681	8,349	6,292
Loss before income taxes	(126,360)	(20,944)	(9,974)	(5,764)
Income tax (benefit) expense	(5,803)	113	9,602	(3,394)
Net loss	(120,557)	(21,057)	(19,576)	(2,370)
Net loss attributable to noncontrolling interests	(24,990)	—	—	—
Net loss attributable to Class A shareholders	$(95,567)	$(21,057)	$(19,576)	$(2,370)
Net loss per share attributable to Class A shareholders (Note 15):
Basic and Diluted	(1.11)	(2.63)	(2.45)	(0.30)
Shares used in computing net loss per share (Note 15):
Basic and Diluted	86,460,560	8,000,002	8,000,002	8,000,002

Net loss	$(120,557)	$(21,057)	$(19,576)	$(2,370)
Other comprehensive (loss) income — foreign currency translation adjustments, net of tax	(36)	96	(32)	16
Comprehensive loss	(120,593)	(20,961)	(19,608)	(2,354)
Comprehensive loss attributable to noncontrolling interests	(24,997)	—	—	—
Comprehensive loss attributable to Class A shareholders	$(95,596)	$(20,961)	$(19,608)	$(2,354)

Financial highlights summary overview

Obagi	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31 2022	Year ended December 31 2021	Growth
U.S. Dollars (in thousands)	(Successor Period)	(Predecessor Period)	(Predecessor + Successor Period)	(Predecessor Period)
Net Revenue	61,090	73,760	134,850	142,472	(5.3)%
Adjusted Gross Profit	10,690	42,892	53,582	87,435	(38.7)%
Adjusted Gross Margin %	17.5%	58.2%	39.7%	61.4%	(2,164 bps)

Adjusted EBITDA	(9,857)	95	(9,762)	20,566	(147.5)%
Adjusted EBITDA Margin %	(16.1)%	0.1%	(7.2)%	14.4%	(2,167 bps)

Milk	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31, 2022	Year ended December 31, 2021	Growth
U.S. Dollars (in thousands)	(Successor Period)
Net Revenue	31,283	41,218	72,501	47,076	54.0%
Adjusted Gross Profit	18,875	26,998	45,873	25,295	81.4%
Adjusted Gross Margin %	60.3%	65.5%	63.3%	53.7%	954 bps

Adjusted EBITDA	(241)	7,168	6,927	(3,403)	(303.5)%
Adjusted EBITDA Margin %	(0.8)%	17.4%	9.6%	(7.2)%	1,678 bps

Central	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31 2022	Year ended December 31 2021	Growth
U.S. Dollars (in thousands)	(Successor Period)
Adjusted EBITDA	(5,929)	—	(5,929)	—	—%

Group	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31 2022	Year ended December 31 2021	Growth
U.S. Dollars (in thousands)	(Successor Period)		(Combined)	(Combined)
Net Revenue	92,373	114,978	207,351	189,548	9.4%
Adjusted EBITDA	(16,027)	7,263	(8,764)	17,163	(151.1)%
Adjusted EBITDA Margin %	(17.4)%	6.3%	(4.2)%	9.1%	(1,328 bps)

Group	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31 2022	Year ended December 31 2021	Growth
U.S. Dollars (in thousands)	(Successor Period)		(Combined)	(Combined)
Net Revenue	92,373	114,978	207,351	189,548	9.4%
Adjusted for:
Obagi China Net Revenue	(17,219)	(5,816)	(23,035)	(20,972)

Comparable Net Revenue	75,154	109,162	184,316	168,576	9.3%

Obagi	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31 2022	Year ended December 31 2021	Growth
U.S. Dollars (in thousands)	(Successor Period)
Net Revenue	61,090	73,760	134,850	142,472	(5.3)%
Adjusted for:
Obagi China Net Revenue	(17,219)	(5,816)	(23,035)	(20,972)
Comparable Net Revenue	43,871	67,944	111,815	121,500	(8.0)%

Non-GAAP Financial Measures

In addition to the financial measures presented in the 2022 20-F and this report in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this release provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends given the Business Combination and certain other factors. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business.

There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.

Please refer to definitions set out in the release and the tables included in this release for a reconciliation of these metrics to the most directly comparable GAAP financial measures. The financial information and data contained in this release have not been audited in accordance with the standards of the Public Company Accounting Oversight Board.

Combined Group Net Revenue is defined as net revenue that combines the predecessor and post acquisition periods for Obagi Skincare and the pre and post-acquisition periods for Milk Makeup for the periods ended December 31, 2022 and December 31, 2021. Under U.S. GAAP, the periods prior to and subsequent to the Business Combination Date should not be combined, and Milk Makeup’s pre-acquisition period should not be included. Management believes these non-GAAP comparative annual results provide a perspective on the on-going performance of the operations of the combined group.

Combined Comparable Group Net Revenue is defined as net revenue that combines the predecessor and post acquisition periods for Obagi Skincare and the pre and post-acquisition periods for Milk Makeup for the periods ended December 31, 2022 and December 31, 2021 and excludes sales related to the former Obagi China business, which was not acquired by Waldencast at the time of the Business Combination (the “Obagi China Business”) as well as related party sales under the transition agreement entered into between Waldencast and Obagi China in connection with the Business Combination. The distribution of Obagi Skincare’s products in China has remained under ownership of Cedarwalk Skincare Limited, Obagi Skincare’s former owners, who have entered into a licensing and distribution agreement with Waldencast. Management believes that this non-GAAP measures provides perspective on how Waldencast’s management evaluates and monitors the performance of the business.

Combined Obagi Net Revenue is defined as net revenue that combines the predecessor and post acquisition periods for Obagi Skincare for the periods ended December 31, 2022 and December 31, 2021. Under U.S. GAAP, the periods prior to and subsequent to the Business Combination Date should not be combined,

Management believes these non-GAAP comparative annual results provide a perspective on the on-going performance of the operations of the combined group.

Combined Comparable Obagi Net Revenue is defined as net revenue that combines the predecessor and post acquisition periods for Obagi Skincare for the periods ended December 31, 2022 and December 31, 2021 and excludes sales related to the Obagi China Business as well as related party sales under the transition agreement entered into between Waldencast and Obagi China in connection with the Business Combination. The distribution of Obagi Skincare’s products in China has remained under ownership of Cedarwalk Skincare Limited, Obagi Skincare’s former owners, who have entered into a licensing and distribution agreement with Waldencast. Under U.S. GAAP, the periods prior to and subsequent to the Business Combination Date should not be combined, Management believes these non-GAAP comparative annual results provide a perspective on the on-going performance of the operations of the combined group.

Combined Milk Net Revenue is defined as net revenue that combines the pre and post-acquisition periods for Milk Makeup for the periods ended December 31, 2022 and December 31, 2021. Under U.S. GAAP, the Milk Makeup’s pre-acquisition period should not be included. Management believes these non-GAAP comparative annual results provide a perspective on the on-going performance of the operations of the combined group.

U.S. Dollars (in thousands)	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31 2022	Year ended December 31 2021
	(Successor Period)		(Combined)	(Combined)
Obagi Net Revenue	61,090	73,760	134,850	142,472
Milk Net Revenue	31,283	—	—	—
Net Revenue	92,373	73,760	134,850	142,472
Adjusted for:
Milk Net Revenue	—	41,218	72,501	47,076
Combined Net Revenue	92,373	114,978	207,351	189,548

Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include: (1) non-cash expenses, such as depreciation and amortization, stock-based compensation, inventory fair value adjustments, the amortization of fair value of the related party liability to Obagi China, change in fair value of financial instruments, loss on impairment of goodwill, and foreign currency transaction loss (gain); and (2) interest expense, income tax expense. In addition adjustments include expenses that are not related to our underlying business performance including (1) transaction-related costs which includes mainly legal expenses in connection with the Business Combination, including creating and maintaining the Up-C structure, as well as advisory and consulting fees; (2) the gain on PPP Loan forgiveness which relates to the forgiveness of the full amount of a PPP Loan in June 2021; (3) loss on extinguishment of debt, and loss on write-off of loan receivables which relates to the write-off of previously deferred financing costs due to the refinancing of Obagi’s debt in March 2021 and the write-off of a loan receivable in 2021 that was later deemed uncollectible; (4) gains/losses on disposal of assets; and (5) restructuring costs which relates to the relocation costs associated with the relocation of Obagi’s headquarters from California to Texas in 2022.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue.

	Period from July 28, 2022 to December 31, 2022 (Successor)				Period from January 1, 2022 to July 27, 2022 (Predecessor)	Year ended December 31, 2021 (Predecessor)
						(As Restated)
(In thousands except for percentages)	Obagi (Successor)	Milk (Successor)	Central costs (Successor)	Waldencast (Total) (Successor)	Predecessor (Obagi)

Net Loss	$(93,757)	$(13,773)	$(13,027)	$(120,557)	$(21,057)	$(19,576)
Adjusted For:
Depreciation and amortization	17,845	9,137	—	26,982	8,190	13,904
Interest expense, net	4,008	119	2,103	6,230	6,652	11,118
Income tax (benefit) expense	(5,803)	—	—	(5,803)	113	9,602
Stock-based compensation expense	4,373	1,011	2,352	7,736	—	—
Transaction-related costs (1)	358	170	8,844	9,372	5,841	5,244
COGS impact related to Inventory fair value adjustment (2)	6,759	3,276	—	10,035	—	—
Change in fair value of derivative warrant liabilities (3)	—	—	(6,793)	(6,793)	—	—
Change in fair value of interest rate collar (4)	—	—	592	592	—	—
Amortization of related party liability (5)	(12,186)	—	—	(12,186)	—	—
Foreign currency transaction loss (gain)	(329)	(181)	—	(510)	30	202
(Gain) loss on disposal of assets	—	—	—	—	35	52
Restructuring costs (6)	160	—	—	160	291	1,972
Loss on extinguishment of debt (7)	—	—	—	—	—	2,317
Gain on PPP Loan forgiveness (8)	—	—	—	—	—	(6,824)
Loss on write-off of loan receivable (9)	—	—	—	—	—	2,555
Loss on impairment of goodwill	68,715	—	—	68,715	—	—
Adjusted EBITDA	$(9,857)	$(241)	$(5,929)	$(16,027)	$95	$20,566
Net Revenue	$61,090	$31,283	$—	$92,373	$73,760	$142,472
Net Loss % of Net Revenue	(153.5)%	(44.0)%	N/A	(130.5)%	(28.5)%	(13.7)%
Adjusted EBITDA Margin	(16.1)%	(0.8)%	N/A	(17.4)%	0.1%	14.4%
(1) Includes mainly legal expenses in connection with the Business Combination, including creating and maintaining the Up-C structure, as well as advisory and consulting fees.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.
(3) Relates to change in fair value of warrant liabilities and not definitively related to operations.
(4) Relates to interest rate collar and not definitively related to operations.
(5) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(6) Relates to the relocation costs associated with the relocation of Obagi’s headquarters from California to Texas.
(7) Relates to the write-off of previously deferred financing costs due to the refinancing of Obagi’s debt in March 2021.
(8) Relates to the forgiveness of the full amount of a PPP Loan in June 2021.
(9) Relates to the write-off of a loan receivable in 2021 that was later deemed uncollectible.

	Period from July 28, 2022 to December 31, 2022 (Successor period)	Period from January 1, 2022 to July 27, 2022	Year Ended December 31, 2021
U.S. Dollars (in thousands)	Milk (Successor)	Milk

Net Income (Loss)	(13,773)	3,197	(7,847)
Adjusted For:
Depreciation and amortization	9,137	1,441	1,975
Interest expense, net	119	22	18
Income tax expense (benefit)	—	—	—
Stock-based compensation expense	1,011	131	77
Transaction-related costs (1)	170	1,924	1,989
COGS impact related to Inventory fair value adjustment (2)	3,276	—	—
Foreign currency transaction loss (gain)	(181)	429	219
(Gain) loss on disposal of assets	—	24	166
Adjusted EBITDA	(241)	7,168	(3,403)
Net Revenue	31,282	41,218	47,076
Net Loss % of Net Revenue	(44.0)%	7.8%	(16.7)%
Adjusted EBITDA % of Net Revenue	(0.8)%	17.4%	(7.2)%

(1) Includes mainly legal expenses in connection with the Business Combination, including creating and maintaining the Up-C structure, as well as advisory and consulting fees.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.

Combined Adjusted EBITDA is defined as Adjusted EBITDA which combines (1) the predecessor and post acquisition periods for Obagi Skincare and (2) the pre and post-acquisition periods for Milk Makeup for the periods ended December 31, 2022 and December 31, 2021 and (3) central costs for the 2022 Successor Period

U.S. Dollars (in thousands)	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31, 2022	Year ended December 31, 2021
	(Successor Period)		(Combined)	(Combined)
Obagi Adjusted EBITDA	(9,857)	95	(9,762)	20,566
Milk Adjusted EBITDA	(241)	—	—	—
Central Adjusted EBITDA	(5,929)	—	—	—
Adjusted EBITDA	(16,027)	95	(9,762)	20,566
Adjusted for:
Milk Adjusted EBITDA	—	7,168	6,927	(3,403)
Central Adjusted EBITDA	—	—	(5,929)	—
Combined Adjusted EBITDA	(16,027)	7,263	(8,764)	17,163

Adjusted Gross Profit for Obagi Skincare is defined as GAAP gross profit for the segment and excludes the sales related to its distributor in China under a transition services agreement, the impact of Obagi Skincare's related party sales to the China distributor, and the impact of the inventory fair value step-up as a result of the business combination accounting. There are no adjustments to gross profit presented in the predecessor periods for Obagi Skincare.

Adjusted Gross Profit for Milk Makeup is defined as GAAP gross profit for the segment and excludes the impact of the inventory fair value step-up as a result of the business combination accounting. There are no adjustments to gross profit for Milk Make-Up for the period prior to July 27, 2022.

Adjusted Gross Margin is defined as Adjusted Gross Profit divided by (GAAP) Net Revenue for the Successor Period and Combined Net Revenue for the 2022 Predecessor Period and 2021 Predecessor Period.

	Period from July 28, 2022 to December 31, 2022 (Successor period)			Period from January 1, 2022 to July 27, 2022	Year ended December 31, 2022 (As Restated)

U.S. Dollars (in thousands)	Obagi	Milk	Waldencast (Total)	Predecessor (Obagi)
Net revenue (including related party net revenue of $17,219)	61,090	31,283	92,373	73,760	142,472
Gross profit	16,117	15,599	31,716	42,892	87,435
Gross Margin %	26.4%	49.9%	34.3%	58.2%	61.4%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability	(12,186)	—	(12,186)	—	—
Amortization of the inventory fair value adjustment	6,759	3,276	10,035	—	—
Adjusted Gross Profit	10,690	18,875	29,565	42,892	87,435
Adjusted Gross Margin %	17.5%	60.3%	32.0%	58.2%	61.4%

Net Debt Position is defined as the principal outstanding for the 2022 term loan and 2022 revolving credit facility minus the cash and cash equivalents as of December 31, 2022.

U.S. Dollars (in thousands)	Reconciliation of Net Carrying Amount of debt to Net Debt
Current portion of long-term debt	20,095
Long-term debt	159,229
Net carrying amount of debt	179,324
Adjustments:
Add: Unamortized debt issuance costs	5,445
Less: Cash & cash equivalents	(8,693)
Net Debt	176,076

A reconciliation of ordinary shares outstanding to Fully Diluted Shares is set out below.

Diluted share count calculation as of December 31, 2023 (assuming closing share price on 12/30/23)
Shares
Class A ordinary shares outstanding	101,228,857
Class A ordinary shares subject to outstanding stock options held by our executive officers that are currently exercisable exercisable within 60 days of the record date	1,916,666
Class A ordinary shares subject to restricted stock units that are vested or will vest within 60 days of the record date, but have not yet been settled)	6,758
Total Class A outstanding with dilutive executive awards	103,152,281
Class B shares outstanding[1]	20,847,553
Less: Dilutive executive shares from above	1,923,424
Basic shares outstanding	122,076,410
Vested employee RSUs2	3,379
Sub total	122,076,410

	Shares	Weighted-avg price
Unvested employee RSUs[3]			3,955,290	3,955,290
Vested employee stock rights with exercise prices [4,6]	6,122,568	$4.40		3,660,217
Unvested employee stock rights with exercise prices[4]	1,018,360	12.59		—
Total diluted shares outstanding[7]				129,695,296
Warrants[5]		$11.50		29,533,282
Unvested employee stock rights with exercise prices (out of money)[6]				11,500,000
120,847,553 Waldencast plc Class B ordinary shares owned by former members of Milk.
2 Vested RSUs not yet included in basic shares outstanding as not yet converted at discretion of unit holders.
3 Unvested RSUs includes additional Strategic Growth Initiative RSU shares granted in January of 2023, (net of forfeitures) of 2,760,000 (assuming maximum payout)
4 Dilution from employee stock rights with exercise prices assumes net share settlement under treasury stock method, based on WALD closing price of $10.94 on December 29, 2023.
5 Includes 11,499,950 Waldencast plc Warrants, 5,333,333 Waldencast plc warrants issued in a private placement in connection with the Sponsor Forward Purchase Agreement, and 5,766,666 Waldencast plc Warrants issued in a private placement in connection with the Third-Party Forward Purchase agreement with $11.50 strike price, redeemable at $18.00; includes 5,933,333 Waldencast plc Warrants issued in a private placement at the closing of Waldencast Acquisition Corp.’s initial public offering and 1,000,000 Waldencast plc Warrants issued in a private placement in connection with the Working Capital Loan with $11.50 strike price.
6 Note, if dilution was calculated on an individual grants basis with the same stock price, dilutive shares would increase by 565,424 shares. This is as a result of the fact that the grants made to our founders have different and higher strike prices which when aggregated results in all options being non-dilutive. For further information on grants please see Item 6 “Directors, Senior Management and Employees – Compensation” in the 2022 20-F.
7 Diluted shares outstanding excludes management equity award pool not yet allocated. As of 12/31/23, the Company had reserved 4,433,393 shares for future issuances of employee incentive awards that increased on 1/1/24 to 8,095,685 due to the plans evergreen provision.

Notes

About Waldencast

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi- brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Obagi Skincare is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of 30 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Skincare is available on the brand’s website https://www.obagi.com.

Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature Live Your Look, its innovative formulas and clean ingredients. The brand creates vegan, cruelty-free, clean formulas from its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers over 300 products through its US website www.MilkMakeup.com, and its retail partners internationally. More information about Milk Makeup is available on the brand’s website https://milkmakeup.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: the Company’s ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; the Company’s long-term strategy and future operations or operating results; expectations with respect to the Company’s industry and the markets in which it operates; future product introductions; the Company’s ability to evidence compliance with all applicable requirements for continued listing on Nasdaq; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to recognize the anticipated benefits of the business combination with Obagi Skincare and Milk Makeup, (ii) failure by the Company to regain compliance with Nasdaq’s continued listing standards or failure to obtain a further extension from the Panel or failure by the Company to satisfy the terms of any extension granted, all of which may result in the Company’s securities being delisted from Nasdaq, (iii) the ability of the Company to file required financial results in a timely manner, (iv) the Company’s ability to successfully remediate the material weaknesses in the Company’s internal control over financial reporting, (v) the potential for delisting, legal proceedings or government investigations or enforcement actions, including those relating to the subject of the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors’ review or inability to finalize financial results in a timely manner, (vi) the Company’s ability to obtain additional waivers from the Administrative Agent and the lenders under its credit facilities for any continuing or future defaults or events of default, (vii) volatility of Waldencast's securities due to a variety of factors, including Waldencast's inability to implement its business plans or meet or exceed its financial projections and changes, (viii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, (ix) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Skincare’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (x) any shifts in the preferences of consumers as to where and how they shop, and (xi) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2022 20-F (File No. 01-40207), filed with the Securities and

Exchange Commission (the “SEC”) on January 16, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts
Investors
ICR
Allison Malkin
waldencastir@icrinc.com

Media

ICR
Brittany Fraser
Waldencast@icrinc.com